Northern Minerals Inc.
                                167 Caulder Drive
                        Oakville, Ontario, Canada L6J 4T2
                    Phone: (905) 248-3277 Fax: (905) 248-3277
                        Email: northernminerals@gmail.com


March 8, 2012

U.S. Securities and Exchange Commission
Mr. Blaise Rhodes
100 F Street NE
Washington, DC 20549

Re: Northern Minerals Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2011
    Filed June 17, 2011
    File Number: 333-144840

Dear Mr. Blaise:

We have amended the 10-K to revise the audit report per our telephone conversation. We further acknowledge:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff commnets do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Damian O'Hara
----------------------------
Damian O'Hara
President & CEO